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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     ___________

                                       FORM 6-K

                           Report of Foreign Private Issuer
                         Pursuant to Rule 13a-16 or 15d-16 of
                         the Securities Exchange Act of 1934

                            For the month of November 1998

                                     ___________

                      GENESIS DEVELOPMENT AND CONSTRUCTION LTD.
                                 (Name of registrant)

                                  10 Hashikma Street
                                 Haifa 31700, Israel
                       (Address of principal executive offices)
                                     ___________

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F   X       Form 40-F
                                  -----               -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes          No   X
                                     -----       -----


================================================================================

                      GENESIS DEVELOPMENT AND CONSTRUCTION LTD.
                             ____________________________

                   NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                 TO BE HELD THURSDAY, DECEMBER 24, 1998 AT 10:00 A.M.
                                ______________________


     NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the "Meeting") of Genesis Development and Construction Ltd. (the "Company"), an Israeli company, will be held at the Company's executive offices, 10 Hashikma Street, Haifa, Israel, on Thursday, December 24, 1998 at 10:00 a.m. (Israel time), for the following purposes:

          1.   To appoint six Directors;

          2. Report of management and approval of the audited Financial Statements of the Company for the year ended December 31, 1997;

          3. To re-appoint the Company's auditors and authorize the Board of Directors to determine their remuneration;

          4. To create a new General Managers Stock Option Plan pursuant to which the Company will be authorized to issue, to such general managers as may be designated by the Board of Directors, options to purchase up to 1,000,000 of the Company's Class A Ordinary Shares;

          5. To approve an increase in the number of authorized Class B Ordinary Shares of the Company from 3,000,000 to 4,200,000 and to approve the grant to the Company's Chairman of the Board of Directors of an option to purchase up to 1,200,000 of the Company's Class B Ordinary Shares;

          6. To approve an employment agreement with the Chairman of the Board of the Company;


          7. To approve fees to be paid to the independent Directors of the Company; and

          8. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

     Shareholders of record at the close of business on October 9, 1998 are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person or, alternatively, to complete, date, sign and return the enclosed form of proxy.

     This notice is accompanied by the Company's Annual Report for the year ended December 31, 1997, which is not part of the proxy solicitation material, copies of which are available for inspection by shareholders at the Company's executive offices during normal business hours. The proposed corporate resolutions as to the matters set forth above to be voted upon at the Meeting are available for inspection by shareholders at the Company's executive offices during normal business hours.


                                   By Order of the Board of Directors,


                                   YARON YENNI
                                   SECRETARY

November 24, 1998

                      GENESIS DEVELOPMENT AND CONSTRUCTION LTD.

                                 10 HASHIKMA STREET
                                 HAIFA 31700, ISRAEL
                              __________________________

                                   PROXY STATEMENT

     This Proxy Statement is furnished to the holders of the Company's Class A Ordinary Shares, NIS 0.1 par value (the "Class A Ordinary Shares"), and Class B Ordinary Shares, NIS 0.1 par value (the "Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the "Meeting"), or any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, December 24, 1998 at 10:00 a.m. (Israel time).

     The Company had previously scheduled the Meeting to be held on November 9, 1998. However, a clerical error by ADP Investor Communications Services ("ADP") resulted in a very substantial number of the Company's shareholders not being mailed the proxy material. The Meeting to be held on December 24, 1998 is a rescheduling of this previous meeting. ADP has agreed to pay all of the Company's expenses that have resulted from this clerical error.

     It is proposed that the following Ordinary Resolutions be adopted at the
Meeting: (1) appointment of six Directors for the coming year; (2) approval of the audited Financial Statements of the Company for the year ended December 31, 1997; (3) re-appointment of the Company's auditors and authorization of the Board of Directors to determine their remuneration; (4) creation of a new General Managers Stock Option Plan; (5) approval of an increase in the number of authorized Class B Ordinary Shares of the Company and approval of the grant to the Company's Chairman of the Board of Directors of an option to purchase Class B Ordinary Shares; (6) approval of an employment agreement with the Chairman of the Board of the Company; and (7) approval of fees to be paid to the independent Directors of the Company.

     A form of proxy for use at the Meeting is attached. The completed proxy should be mailed in the pre-addressed envelope provided. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the attached form, if the proxy is properly executed and received by the Company prior to the Meeting, will be voted in favor of all the proposed Ordinary Resolutions to be presented at the Meeting, as described above.

     Proxies for use at the Meeting are being solicited by the Company's Board of Directors. Only shareholders of record at the close of business on October 9, 1998 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about November 25, 1998 and will be solicited chiefly by mail; however, certain officers, Directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

     As of October 9, 1998, the Company had outstanding 2,361,000 Class A Ordinary Shares, entitling the holders thereof to one vote per share, and 2,939,000 Class B Ordinary Shares, entitling the holders thereof to five votes per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares will vote as a single class on all matters submitted to a vote of the shareholders. On all matters to come before the Meeting, abstentions and non-votes will not be considered as votes cast, and will be considered only for purposes of determining whether a quorum is present at the Meeting. By virtue of voting agreements, Moshe Schnapp, the Company's President, beneficially possesses approximately 54% of the aggregate votes that may be cast at the Meeting. Accordingly, the affirmative vote of Mr. Schnapp alone is sufficient to adopt proposals 1, 2, 3, 4, 6 and 7. Mr. Schnapp has advised the Company that he will vote all of his shares in favor of such proposals.

                        BENEFICIAL OWNERSHIP OF SECURITIES BY
                       CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of October 9, 1998 with respect to the beneficial ownership of the Company's outstanding Ordinary Shares by (i) any shareholder known to the Company to beneficially own more than ten percent of such outstanding shares and (ii) the Company's Directors and officers as a group.


                                                                                                 Percentage
                                                                                                of Vote as a
                                                Class A                      Class B               Single
                                            Ordinary Shares              Ordinary Shares          Class (1)
                                           -----------------          ---------------------       ---------
       Name                                Number          %          Number              %           %
       ----                                ------          -          ------              -           -
Moshe Schnapp                                 --          --       1,829,000(2)         62.2        53.6

Eli Aran                                  15,000(3)        *       1,110,000(4)         37.8        32.5

Dashwood International, S.A.                  --          --         550,000            18.7        16.1

All Directors and officers as group       73,000(5)      3.0%      2,939,000(2)(4)     100.0        86.2

___________________
* Less than 1%.


(1) For purposes of this calculation, the Class A Ordinary Shares and the Class B Ordinary Shares are treated as a single class. The Class B Ordinary Shares are entitled to five votes per share, whereas the Class A Ordinary Shares are entitled to one vote per share.
(2) Includes 1,200,000 Class B Ordinary Shares held by Ageret Sixteen (93) Ltd., an Israeli corporation which is owned and controlled by Moshe Schnapp. Also includes 629,000 Class B Ordinary Shares held by certain of the Company's other existing shareholders (Dashwood International S.A. ("Dashwood") (550,000 shares) and Allied Capital Services, LLC (79,000 shares)). Mr. Schnapp has sole voting authority over such shares pursuant to voting agreements and is deemed to beneficially own such shares. Such voting arrangements will expire upon the earlier to occur of
     (i) September 30, 2001 with respect to the Dashwood shares, or October 23, 2001 with respect to the other shares, and (ii) the date on which Mr. Schnapp ceases to be the chief executive officer of the Company.
(3) Represents shares issuable upon currently exercisable options granted to non-employee directors of the Company residing in the United States.
(4) Represents 1,110,000 Class B Ordinary Shares held by Mr. Aran as trustee of a trust for the benefit of his wife, Irit Aran.
(5) Includes (i) 30,000 shares issuable upon currently exercisable options granted to non-employee directors of the Company residing in the United States, (ii) 25,000 Class A Ordinary Shares issuable upon exercise of the redeemable Class A Warrants acquired by Gary J. Strauss in a private placement completed by the Company in November 1996 and (iii) 13,500 Class A Ordinary Shares issuable upon exercise of Class A Warrants and Class B Warrants acquired by Mr. Strauss in the Company's initial public offering in February 1997.

                    INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS


     During the initial phases of the Company's operations, Moshe Schnapp, the Company's President, provided personal guarantees to secure the Company's obligations to banks for construction loans and guarantees provided by such banks with respect to projects. At December 31, 1997, the Company had outstanding indebtedness in the amount of approximately NIS 5,984,000 ($1,692,000) which was guaranteed by Mr. Schnapp. Mr. Schnapp has also provided a personal guarantee with respect to the mortgage on the Company's executive offices in the amount of NIS 320,000 ($98,000).

     In September 1997, the Company sold a 50% interest in Stipula I.B.V. ("Stipula") the Company's Dutch subsidiary through which the Company holds its interests in its Rassnitz and Moscow construction projects, to Shay Bar Real Estate Investments ("Shay Bar"). Yaron Yenni, a director of the Company and its Chief Financial Officer and Secretary, has served as a director of Shay Bar since August 1997 and is the owner of 10.15% of its outstanding share capital. His father, David Yenni, is chairman and the chief executive officer of Shay Bar and is the owner of 17.20% of its outstanding share capital. Shay Bar paid $3,300,000 for its interest, of which $1,800,000 was paid in September 1997, $750,000 was paid in April 1998 and the balance of $750,000 is due in December 1998.

     In June 1997, the Company agreed to sell a 54.9% limited partnership interest in its Rehovot construction project to a group of individual investors, which included the Company's Chairman, Eli Aran. Mr. Aran acquired a 3.2% indirect interest in the project for total consideration of $350,000. Mr. Aran paid $58,334 and delivered a promissory note in the principal amount of $175,000 on October 14, 1997 and paid the balance of $116,666 on December 31, 1997. The promissory note bears interest at an annual rate of 8.5% and is payable on December 31, 2003.

     In November 1996, Gary J. Strauss, a director of the Company, purchased $50,000 principal amount of bridge notes and 25,000 bridge warrants in the Company's November 1996 private placement. The bridge notes were repaid in full with the proceeds of the Company's initial public offering (the "IPO"), and the bridge warrants were exchanged on the closing of the IPO for an equal number of the Company's redeemable Class A Warrants.

     In December 1995, Dashwood, a principal shareholder of the Company, purchased 600,000 Class B Ordinary Shares for a purchase price of $200,000 and made a no-interest loan to the Company in the principal amount of $300,000. Such loan, which was payable on June 30, 1997, was repaid out of the proceeds of the IPO. Under the original terms of such indebtedness to Dashwood, Dashwood had the option to convert such indebtedness into additional Class B Ordinary Shares representing 20% of the outstanding Ordinary Shares of the Company. In
September 1996, the Company and Dashwood entered into an agreement providing that such option could not be exercised until the maturity date of the loan, and the option was canceled upon the completion of the IPO. Pursuant to the agreement, Dashwood granted Moshe Schnapp the sole right to vote all of its Class B Ordinary Shares until the earlier of September 30, 2001 or the cessation of Mr. Schnapp to act as chief executive officer of the Company. In addition, Dashwood has granted Mr. Schnapp a right of first refusal with respect to any transfer of such Class B Ordinary Shares during such period. Pursuant to such right of first refusal, Mr. Schnapp will be entitled to purchase from Dashwood for a 30-day period after the giving of notice by Dashwood, any shares proposed to be sold by Dashwood. Pursuant to the agreement, any proposed transfer of shares by Dashwood must be on an arms-length basis and for fair value.

                          ITEM 1 - APPOINTMENT OF DIRECTORS

     Article 60 of the Company's Articles of Association provides that the Company shall have three or more Directors as determined by the Board. The number of Directors is now fixed at six. Management recommends that the following six nominees be appointed to the Board of Directors at the Meeting.

     Eli Aran, a founder of the Company, has served as a Director of the Company since the commencement of its operations in July 1995 and as the Chairman of the Board since November 1997. Mr. Aran has also served as a director and the President of Genesis Development and Construction, Inc., the Company's United States subsidiary, since its formation in February 1997. In addition, Mr. Aran serves as the managing director of Genesis Europe S.P.R.L., the Company's Belgian subsidiary, and serves as a director of A.B. Stone B.V. and Stipula, the Company's Dutch subsidiaries. Since March 1991, Mr. Aran has served as the Vice President of Apollon Contractors International, a United States real estate development and construction company with Israeli and other international operations, with headquarters in New York City. From March 1991 to May 1994,
Mr. Aran was the manager of Enpollon and Company, L.P., a real estate development and construction company with operations in Israel. During such time, Mr. Aran also served as a director of Hatishbe A.L. Holdings Ltd., a developer of a commercial shopping center in Israel.

     Moshe Schnapp, a founder of the Company, has served as the Company's President, Chief Executive Officer and a Director since the commencement of its operations in July 1995. Mr. Schnapp also served as the Chairman of the Board until November 1997. From October 1992 to June 1995, Mr. Schnapp served as the Chief Executive Officer of The Engel Group ("Engel"), an Israeli real estate development and construction company, and served as the Chief Financial Officer and a director of Engel from September 1990 to November 1992. Mr. Schnapp is also a director for other inactive Israeli companies.

     Yaron Yenni has served as the Company's Chief Financial Officer and Secretary since October 1996. Mr. Yenni has also served as a Director of the Company from October 1996 to January 1998 and since May 1998. In January 1998 Mr. Yenni was appointed chief executive officer of Genesis Construction Performance (94) Ltd., a subsidiary of the Company. Mr. Yenni has served as a director of Shay Bar Real Estate Investments Ltd., an Israeli public company trading on the Tel Aviv Stock Exchange, since August 1997 and is a director of Credit Lines Financial Services Ltd. Mr. Yenni served as a director of Engel from November 1992 until December 1997, and from January 1995 to February 1997 he served as a director of Baumel Moshe & Sons Ltd. Mr. Yenni, a certified public accountant, served as Internal Auditor for Mirage Development Israel Ltd. from March 1993 to October 1996. In addition, he served as an independent financial consultant for various Israeli companies until October 1996.

     Shalom Rozenberg has served as a Director of the Company since
January 1997. Since June 1997 Mr. Rozenberg has served as an independent consultant to Carmel Container Systems Limited, an Israeli packing company trading on the American Stock Exchange, and until November 1994 served as its manager of sales, marketing and development in its industrial and agricultural divisions. From April 1987 to October 1994, Mr. Rozenberg was a marketing manager at Molet Hogla, an Israeli chemicals company, with responsibility for northern Israel and chain stores throughout Israel.

     Gary J. Strauss has served as a Director of the Company since January 1997. Mr. Strauss has been engaged in the practice of real estate law in the New York City area for approximately 18 years. Mr. Strauss's areas of practice include real estate financing, leasing and acquisitions. Mr. Strauss has been a sole practitioner for more than the past five years.

     Ron Berant is a new nominee to the Board of Directors. Mr. Berant has been engaged in the practice of real estate and commercial law in Haifa, Israel for approximately seven years. Mr. Berant is also a director of Shay Bar Real Estate Investments Ltd. and Credit Lines Financial Services Ltd.

     It is the intention of the persons appointed as proxies in the accompanying proxy to vote FOR the election of the nominees named above as Directors unless specifically instructed to the contrary. Should any nominee become available for election to the Board of Directors at the Meeting, the persons appointed as proxies will have discretionary authority in that instance to vote the proxy for a substitute. Management knows of no current circumstances that would render any nominee named herein unable to accept nomination or election.

                        ITEM 2 - REPORT OF MANAGEMENT AND THE
                      APPROVAL OF AUDITED FINANCIAL STATEMENTS
                 OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 1997

     The Company's Annual Report for the year ended December 31, 1997 is being mailed to the Company's shareholders together with this Proxy Statement, but is not part of the proxy solicitation material. The Company's audited Financial Statements for the year ended December 31, 1997 are included in such report.

     At the Meeting, Company management will report on the 1997 financial results. It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

          "RESOLVED, that the audited Financial Statements of the Company for the year ended December 31, 1997 be, and the same hereby are, approved."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the Ordinary Resolution relating to the audited Financial Statements. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" APPROVAL OF THE COMPANY'S AUDITED FINANCIAL STATEMENTS.

                ITEM 3 - RE-APPOINTMENT OF AUDITORS AND AUTHORIZATION
              OF THE BOARD OF DIRECTORS TO DETERMINE THEIR REMUNERATION

     The Board of Directors has appointed the accounting firm of Kost Levary & Gabbay (formerly Kost Levary & Forer), a member of Ernst & Young International, as the auditors of the Company for the year ending December 31, 1998. Kost Levary & Gabbay has audited the Company's books and accounts since its inception.

     It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

          "RESOLVED, that the appointment of Kost Levary & Gabbay as the Company's auditors for the fiscal year ending December 31, 1998 be, and it hereby is, approved, and that the Board of Directors be, and it hereby is, authorized to fix the remuneration of such auditors in accordance with the volume and nature of their services."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the Ordinary Resolution relating to the re-appointment of the Company's auditors and the authorization of the Board of Directors to determine their remuneration. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE RE-APPOINTMENT OF THE COMPANY'S AUDITORS AND THE AUTHORIZATION OF THE BOARD OF DIRECTORS TO DETERMINE THEIR REMUNERATION.

                            ITEM 4 - PROPOSAL TO CREATE A
                        NEW GENERAL MANAGERS STOCK OPTION PLAN

     On October 15, 1998, the Board of Directors of the Company adopted a General Managers Stock Option Plan (the "GMSO Plan"), subject to shareholder approval, pursuant to which 1,000,000 Class A Ordinary Shares were reserved for issuance upon the exercise of options to be granted to general managers of the Company and its subsidiaries. No options may be granted under the GMSO Plan to Eli Aran and Moshe Schnapp. The Board of Directors expects to establish an option committee to administer the GMSO Plan. If and when established, such committee will be empowered, among other things, to designate the optionees, dates of grant and the exercise prices of options; provided, however, that such exercise price may not be less than 70% of the average closing price, as reported by The Nasdaq Stock Market, Inc. ("Nasdaq"), of the Class A Ordinary Shares during the 90 calendar days prior to the date of grant. The Board believes that option grants under the GMSO Plan will play an important role in the Company's efforts to attract, employ and retain general managers of outstanding ability. To date, no options have been granted under the GMSO Plan.

     A copy of the GMSO Plan will be furnished by the Company to any shareholder upon written request to the Chief Financial Officer at the Company's executive offices.

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the Ordinary Resolution relating to the establishment of the GMSO Plan and the reservation of 1,000,000 Class A Ordinary Shares for issuance pursuant to options to be granted thereunder. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ESTABLISHMENT OF THE GMSO PLAN.


                           ITEM 5 - PROPOSAL TO AUTHORIZE
            1,200,000 ADDITIONAL CLASS B ORDINARY SHARES AND GRANT TO THE CHAIRMAN OF THE BOARD AN OPTION TO PURCHASE 1,200,000 CLASS B ORDINARY SHARES

     On October 15, 1998, the Board of Directors adopted, subject to shareholder approval, an amendment to Article 4.1 of the Company's Articles of Association increasing the number of authorized Class B Ordinary Shares from 3,000,000 to 4,200,000 shares (the "Authorized Stock Amendment").

     As of October 9, 1998, the Company had 45,000,000 Ordinary Shares authorized, of which 42,000,000 were designated Class A Ordinary Shares and 3,000,000 were designated Class B Ordinary Shares. Of the 42,000,000 authorized Class A Ordinary Shares, 2,361,000 were issued and outstanding; of the 3,000,000 authorized Class B Ordinary Shares, 2,939,000 were issued and outstanding. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to five votes.

     On November 16, 1998, the Company's Board of Directors granted, subject to shareholder approval, a three-year option to Eli Aran, the Company's Chairman of the Board, to purchase from time to time up to 1,200,000 of the Company's Class B Ordinary Shares. Such options will be immediately exercisable at U.S. $2.875 per share, which was the most recent closing price of the Class A Ordinary Shares, as reported by Nasdaq, on the date of grant. Such options shall terminate prior to the end of the three-year term upon Mr. Aran's ceasing to be involved in the operations of the Company.

     The affirmative vote of the holders of 75% of the voting power represented at the Meeting in person or by proxy is necessary for approval of the Ordinary Resolution relating to the Authorized Stock Amendment and the grant of the above-described option to the Company's Chairman of the Board. SUCH APPROVAL REQUIRES THAT AT LEAST ONE-THIRD OF THE VOTING POWER REPRESENTED AT THE MEETING IN PERSON OR BY PROXY, WHICH IS HELD BY NON-INTERESTED SHAREHOLDERS, VOTE IN FAVOR OF SUCH PROPOSAL. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE AUTHORIZED STOCK AMENDMENT AND THE GRANT OF THE ABOVE-DESCRIBED OPTION TO THE COMPANY'S CHAIRMAN OF THE BOARD.

                ITEM 6 -PROPOSAL TO APPROVE AN EMPLOYMENT AGREEMENT
                   WITH THE CHAIRMAN OF THE BOARD OF THE COMPANY

     The Company is subject to the provisions of Israel's Companies Ordinance [New Version], 1983, as amended. Pursuant to the Companies Ordinance and Article 62 of the Company's Articles of Association, the payment of compensation to Directors requires shareholder approval. Eli Aran is a Director of the Company and is also the Company's Chairman of the Board.

     In recognition of the contribution by Mr. Aran to the Company's performance, the Company's Board of Directors has approved a five year employment agreement with Eli Aran. Such employment agreement provides, among other things, for a salary of U.S. $350,000 per year, for incentive compensation of U.S. $50,000 for each U.S. $1,000,000 of net income of the Company for each fiscal year of the contract term and for additional compensation upon a change of control of the Company if the Company ceases to use Mr. Aran's services as specified in the employment agreement. It is therefore proposed that the shareholders approve the employment agreement with Mr. Aran (who is also a Director) for his service as an officer.

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the Ordinary Resolution relating to the employment agreement with Mr. Aran. SUCH APPROVAL REQUIRES THAT AT LEAST ONE-THIRD OF THE VOTING POWER REPRESENTED AT THE MEETING IN PERSON OR BY PROXY, WHICH IS HELD BY NON-INTERESTED SHAREHOLDERS, VOTE IN FAVOR OF SUCH PROPOSAL. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PROPOSAL RELATING TO COMPENSATION OF OFFICERS WHO ARE ALSO DIRECTORS OF THE COMPANY AND THE PAYMENT OF FEES TO OUTSIDE DIRECTORS.


                    ITEM 7 -PROPOSAL TO APPROVE FEES TO BE PAID
                    TO THE INDEPENDENT DIRECTORS OF THE COMPANY

     As stated above, the Companies Ordinance and Article 62 of the Company's Articles of Association require that the payment of compensation to Directors be approved by the Company's shareholders. The Company's Board of Directors has approved the payment of fees to the Company's independent Directors. It is therefore proposed that the shareholders approve the fees to be paid to the independent Directors, in the amounts to be presented at the Meeting, as approved by the Company's Board of Directors.

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the Ordinary Resolution relating to the fees to be paid to the independent Directors of the Company. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PROPOSAL RELATING TO THE FEES TO BE PAID TO THE INDEPENDENT DIRECTORS OF THE COMPANY.


                                    OTHER BUSINESS

     Management knows of no other business to be transacted at the Meeting; however, if any other matters are properly presented before the Meeting, the person named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

November 24, 1998                       By Order of the Board of Directors,

                                        YARON YENNI
                                        SECRETARY

                                      SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    GENESIS DEVELOPMENT AND CONSTRUCTION LTD.



                              By: /s/ Eli Aran
                                 ----------------------
                              Name: Eli Aran
                              Title: Chairman


Date: December 2, 1998